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SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newedge USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Boulevard, Suite 500
(No. and Street)

Chicago (City) | IL (State) | 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Brda (312) 762-3018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jean-Luc Savignac and Thomas P. Gillis, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newedge USA, LLC, (the company) as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the company are made available to all of the company's members and allied members of the New York Stock Exchange, Inc.

Jean-Luc Savignac
Chief Operating Officer

Thomas P. Gillis
Chief Financial Officer

Notary Public

OFFICIAL SEAL
DIANE C BETTEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/23/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newedge USA, LLC

Statement of Financial Condition
and Supplemental Information

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm....1

Statement of Financial Condition....2
Notes to Statement of Financial Condition....3

Supplemental Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission....21
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission....23
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission....24
Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges....25
Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7....26

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Newedge USA, LLC

We have audited the accompanying statement of financial condition of Newedge USA, LLC (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 25, 2009

Newedge USA, LLC

Statement of Financial Condition

(Thousands of Dollars)

December 31, 2008

Assets	
Cash and cash equivalents	$ 441,333
Cash and funds segregated for regulatory purposes	16,462,660
Receivables:	
Brokers, dealers, and clearing organizations	11,499,078
Customers	1,603,124
Other	31,901
Securities purchased under agreements to resell	2,891,018
Securities borrowed	5,761,378
Financial instruments owned (including $462,488 pledged)	1,995,114
Fixed assets, net of accumulated depreciation and amortization of $96,374	62,764
Other assets	100,190
	$ 40,848,560
Liabilities and member's equity	
Short-term borrowings	$ 2,290,022
Payables:	
Brokers, dealers, and clearing organizations	6,451,902
Customers	22,046,677
Securities sold under agreements to repurchase	1,565,294
Securities loaned	5,342,901
Financial instruments sold, not yet purchased	130,162
Accounts payable and accrued liabilities	153,862
Other liabilities	80,045
	38,060,865
Subordinated debt	1,905,000
Member's equity	882,695
Total liabilities and member's equity	$ 40,848,560

See notes to statement of financial condition.

1. Organization and Nature of Operations

The Company

Newedge USA, LLC (Newedge USA or the Company) is wholly owned by Newedge Group SA (Newedge Group). Newedge Group is a 50/50 joint venture between Societe Generale (SG), Paris, France and Calyon, Credit Agricole CIB (Calyon), Paris, France.

On January 2, 2008, subject to a joint venture agreement dated August 8, 2007, as amended, SG and Calyon created a joint venture named Newedge Group SA. SG and Calyon each own 50% of Newedge Group. Newedge Group was formed by merging certain global brokerage activities of the Fimat Group and the Calyon Financial Group, namely Fimat International Banque SA (Fimat Banque) and the Calyon Financial entities. These entities were merged within Fimat Banque, whose name was changed to Newedge Group in accordance with a joint venture agreement dated January 2, 2008.

Fimat USA LLC's name was changed to Newedge USA, LLC. Newedge USA is 100% owned by Newedge Group (formerly Fimat Banque).

Effective January 2, 2008, Newedge Group merged Calyon North America Holdings, Inc. (CNAH) and its 100% owned subsidiary, Calyon Financial, Inc., into Newedge USA, formerly Fimat USA, LLC. CNAH was liquidated and Calyon Financial, Inc., whose name was changed to Newedge Financial, Inc., became a wholly owned subsidiary of Newedge USA. As a result of the joint venture, CNAH contributed net assets of $196.8 million, consisting of $11,115.9 million of assets, $10,159.1 million of liabilities, and $760.0 million of subordinated debt (including cash of $270.7 million) and in addition, a separate cash contribution of $218.6 million.

The joint venture formation was accounted for as a corporate joint venture and all resulting assets and liabilities retained their current carrying values, with no resulting gain or loss or goodwill resulting from the transaction.

Newedge Financial, Inc., a registered broker-dealer and futures commission merchant, operated as a wholly owned subsidiary until it was merged into Newedge USA on September 1, 2008, and ceased to exist as a separate legal entity.

1. Organization and Nature of Operations (continued)

Nature of Operations

Newedge USA is a registered broker-dealer and futures commission merchant and principally engages in the intermediation of futures contracts, fixed income securities, equities, foreign exchange, and their related derivatives for customers, affiliates, and counterparties. Newedge USA additionally engages in proprietary trading activities, primarily to facilitate customer transactions. Newedge USA is a clearing member of most major United States-based futures and securities exchanges and most clearing/settlement organizations.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from these estimates.

Securities and Commodities Transactions

Proprietary securities and commodities transactions are recorded on the trade date. Financial instruments owned and financial instruments sold, not yet purchased are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics. The Company values its referential swap contracts using a valuation based on relevant settlement prices of the referenced futures contract. Futures are valued using the exchange closing settlement price and are included in payables to and receivables from brokers, dealers, and clearing organizations in the statement of financial condition.

Customer Transactions

Customer securities and commodities transactions are recorded on the settlement date.

2. Significant Accounting Policies (continued)

Receivables from and payables to customers, including affiliates, arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities owned by customers and held by the Company as collateral or as margin are not reflected in the statement of financial condition. A portion of these securities has been deposited as margin with clearing organizations. At December 31, 2008, the market value of customer securities held was $9.8 billion, of which $4.5 billion has been pledged as margin at carrying brokers and clearing organizations.

Additionally, the market values of option positions owned or sold by customers are not reflected in the statement of financial condition.

In addition to the cash and funds segregated for regulatory purposes on the statement of financial condition, assets are also segregated for regulatory purposes in receivables from brokers, dealers, and clearing organizations in the amount of $5.8 billion.

Collateralized Financings

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions, are collateralized primarily by U.S. government and government agency securities, and are carried at their contracted resale or repurchase amounts plus accrued interest. Repurchase and resale transactions are presented on a net-by-counterparty basis in the accompanying statement of financial condition where net presentation is permitted pursuant to the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41).

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis and may require additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

2. Significant Accounting Policies (continued)

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary.

Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with an original maturity of three months or less and not held for sale in the ordinary course of business to be cash equivalents. Cash and cash equivalents at December 31, 2008, include interest-bearing cash accounts and certificates of deposit.

Fixed Assets

Fixed assets include furniture, equipment, software, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business on the statement of financial condition date.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements, but its application may, for some entities, change current practice. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 157 as of January 2008, and its adoption did not have a material impact on the Company's statement of financial condition.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. The levels of fair value hierarchy are described below:

Level 1 – Inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded equity securities, listed derivatives, and most U.S. government securities.

Level 2 – Inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Financial assets and liabilities utilizing Level 2 inputs include most corporate bonds, U.S. government agency securities, certificates of deposit, and referential swaps.

Level 3 – Inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The Company includes assets related to the Primary Fund, a money market fund managed by The Reserve, for which the net asset value per share declined below $1.00 and the funds are in liquidation as Level 3.

2. Significant Accounting Policies (continued)

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a two-step process to recognize and measure a tax position taken or expected to be taken in a tax return. The first step is recognition, whereby a determination is made whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure a tax position that meets the recognition threshold to determine the amount of benefit to recognize. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB issued FASB Staff Position FIN 48-2 (FSP FIN 48-2), which deferred the effective date of FIN 48 for certain nonpublic enterprises, which includes the Company, to annual financial statements for fiscal years beginning after December 15, 2007. On December 30, 2008, the FASB issued FSP FIN 48-3, which further delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the adoption of FIN 48 in accordance with FSP FIN 48-3 and is currently analyzing the impact of adopting FIN 48 on its statement of financial condition.

2. Significant Accounting Policies (continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* (SFAS No. 159), which provides a fair value option election that permits entities to irrevocably elect to measure financial assets and liabilities at fair value as the initial and subsequent measurement attributes, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has not elected to apply the SFAS No. 159 fair value option to any of its financial assets or liabilities.

In March 2008, SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities* (SFAS No. 161), was issued by the FASB. The statement requires entities to enhance disclosures about its derivative and hedging activities in order to improve the transparency of financial reporting. Entities will be required to provide enhanced disclosure about how and why they use derivative instruments, how derivative instruments are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and how derivative instruments and related hedged items affect their financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact that SFAS No. 161 will have on its financial reporting disclosures.

3. Fair Value Disclosures

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157.

3. Fair Value Disclosures (continued)

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents:				
Certificates of deposit	$ –	$ 145,750	$ –	$ 145,750
Cash and funds segregated and on deposit for regulatory purposes:				
Certificates of deposit	–	60,443	–	60,443
Money market funds	866,867	–	20,911	887,778
U.S. government and agency securities	9,008,415	46,465	–	9,054,880
Corporate bonds	–	214,195	–	214,195
Brokers, dealers, and clearing organizations (receivables):				
U.S. government securities on deposit at exchange	299,210	–	–	299,210
Financial instruments owned:				
U.S. government and agency securities	1,392,393	45,827	–	1,438,220
Corporate bonds	–	190,891	–	190,891
Equities	325,211	–	–	325,211
Money market funds	–	–	33,533	33,533
Referential swaps	–	7,259	–	7,259
Other assets:				
Deferred compensation assets	–	35,553	–	35,553
Derivative financial instruments:				
Foreign currency forwards	43,205	–	–	43,205
Futures contracts	121,281	–	–	121,281
Total assets at fair value	$ 12,056,582	$ 746,383	$ 54,444	$ 12,857,409
Liabilities				
Financial instruments sold, not yet purchased:				
Equities	$ 13,122	$ –	$ –	$ 13,122
Referential swaps	–	117,040	–	117,040
Derivative financial instruments:				
Foreign currency forwards	33,987	–	–	33,987
Futures contracts	12,613	–	–	12,613
Total liabilities at fair value	$ 59,722	$ 117,040	$ –	$ 176,762

3. Fair Value Disclosures (continued)

The following is a reconciliation of assets at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008 (in thousands of dollars):

	Cash and Funds Segregated – Reserve Primary Fund	Financial Instruments Owned – Reserve Primary Fund
Fair value of assets at January 1, 2008	$ –	$ –
Transfers into Level 3	115,000	185,000
Realized and unrealized losses	(3,450)	(5,550)
Proceeds from sales/redemptions	(90,639)	(145,917)
Fair value of assets at December 31, 2008	$ 20,911	$ 33,533

4. Transactions With Related Parties

The Company provides and receives clearing and execution services for derivatives, securities, and financing transactions with entities affiliated through common ownership. Amounts outstanding to/from such affiliates at December 31, 2008, are reflected in the statement of financial condition as follows (in thousands of dollars):

Assets	
Cash and funds segregated for regulatory purposes	$ 1,159,398
Receivables from brokers, dealers, and clearing organizations	5,404,393
Securities purchased under agreements to resell	976,030
Securities borrowed	13,214
Financial instruments owned (pledged to affiliates for margin)	200
Liabilities	
Short-term borrowings	2,290,022
Payables to brokers, dealers, and clearing organizations	5,292,015
Payables to customers	2,450,772
Securities sold under agreements to repurchase	50,817
Securities loaned	233,655
Subordinated debt	1,905,000

4. Transactions With Related Parties (continued)

The Company enters into unsecured bank borrowings with affiliated entities primarily to finance resale agreements and foreign currency settlements. At December 31, 2008, such short-term borrowings totaled approximately $2.3 billion.

Newedge Facilities Management Inc., an affiliate owned by Newedge Group, provides technology support to the Company for which the Company incurs a fee.

The Company incurs a management fee from Newedge Group to cover costs that arise in conjunction with various administrative and support services.

Certain over-the-counter transactions are introduced by Newedge USA to Newedge Alternative Strategies Inc. (NAST), a Newedge Group subsidiary. NAST serves as the counterparty to the transactions and in connection therewith earns fees. Newedge USA provides administrative and operational support services to NAST in connection with the over-the-counter transactions for which Newedge USA earns fees.

5. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased by the Company represent proprietary trading positions. The balances at December 31, 2008, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. government and agency obligations	$ 1,438,220	$ –
Equities	325,211	13,122
Corporate obligations	190,891	–
Money market funds	33,533	–
Swaps	7,259	117,040
	$ 1,995,114	$ 130,162

5. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased (continued)

As of December 31, 2008, the Company had holdings with a fair value of $54.4 million related to the Company's investment in the Primary Fund, a money market mutual fund managed by The Reserve, an independent mutual fund company. A portion of this amount, $33.5 million, is included in financial instruments owned, as shown above, and the remaining $20.9 million is included in cash and funds segregated for regulatory purposes in the statement of financial condition. In September 2008, the net asset value of the Primary Fund declined below $1.00 per share, and the fund announced it was liquidating under the supervision of the Securities and Exchange Commission (SEC). In order to facilitate an orderly liquidation, the SEC allowed the fund to suspend redemptions until the fund could liquidate portfolio securities without further impairing the net asset value.

Financial instruments sold, not yet purchased obligate the Company to purchase the financial instruments at a future date at then-prevailing prices, which may differ from the carrying values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

At December 31, 2008, financial instruments owned of approximately $462.5 million were pledged as collateral to carrying brokers and clearing organizations.

6. Derivative, Customer, and Financing Activities

Derivative Activities

Derivatives are financial instruments, which include futures, options, swaps, and forward contracts, whose value is based upon an underlying asset, index, or reference rate. A derivative contract may be traded on an exchange or over the counter. Exchange-traded derivative contracts are standardized and include futures and options contracts. Over-the-counter (OTC) derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, options, forward contracts, and swap contracts. The swap contracts are "referential swaps" that are economically similar to futures contracts. The Company records its derivative activities at market or fair value.

6. Derivative, Customer, and Financing Activities (continued)

At December 31, 2008, the fair value of derivatives was as follows (in thousands of dollars):

	Assets	Liabilities
Futures contracts	$ 128,447	$ 12,613
Foreign currency forward contracts	42,174	42,954
Referential swap contracts	7,259	117,040
	$ 177,880	$ 172,607

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in commodity prices, foreign currency exchange rates, interest rates, and other factors. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally have limited credit risk. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss. For these instruments, the unrealized gain or loss, rather than the contract or notional amounts, represents the approximate cash requirements. To reduce its credit risk for derivative transactions, including referential swaps, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary. The credit risk for such transactions represents the net unrealized gain, net of any collateral held.

6. Derivative, Customer, and Financing Activities (continued)

Customer Activities

The Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions and establishes credit limits for such activities. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2008, were adequate to minimize the risk of material loss that could be created by the positions held.

Financing Activities

In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2008, the Company obtained securities with a fair value of $20.5 billion, of which $17.0 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

7. Fixed Assets

Fixed assets consisted of the following at December 31, 2008 (in thousands of dollars):

Furniture and equipment	$ 74,231
Leasehold improvements	40,920
Software	43,987
	159,138
Less accumulated depreciation and amortization	(96,374)
	$ 62,764

8. Income Taxes

Included in other assets at December 31, 2008, is a net deferred tax asset of $30.8 million. Included in other liabilities at December 31, 2008, is a current tax liability of $18.8 million. Deferred tax assets and liabilities are comprised principally of the net temporary differences related to deferred compensation arrangements, amortization of purchased employment agreements, provisions for doubtful accounts, valuation of certain stock in exchanges and other securities owned, and depreciation and amortization. There is no valuation allowance relating to deferred tax assets based on management's expectation that the deferred tax assets will be fully realized based on future taxable income.

9. Subordinated Debt

At December 31, 2008, the Company had subordinated debt outstanding totaling $1.905 million under agreements with Newedge Group at interest rates based on either the London Interbank Offer Rate (LIBOR) plus a range of 72 basis points to 162 basis points or the Federal Funds effective rate plus 75 basis points, maturing at various dates as follows (in thousands of dollars):

Interest Rate	Maturity Date	Amount
1.16%	June 30, 2010	$ 1,435,000
0.83%	August 31, 2010	250,000
2.06%	September 30, 2011	170,000
2.63%	June 30, 2010	50,000
	Total	$ 1,905,000

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the SEC net capital rule. To the extent that such borrowings are required for continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

10. Commitments, Contingencies, and Guarantees

Commitments

The Company has various noncancelable office leases and sublease agreements with various unaffiliated third parties, the latest of which expires in 2018. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

Years Ending December 31	Future Minimum Lease Payments
2009	$ 10,508
2010	10,662
2011	10,139
2012	6,202
2013	5,663
Thereafter	29,361
	$ 72,535

At December 31, 2008, the Company had commitments to enter into forward starting resale agreements of approximately $459 million.

Contingencies

The Company is involved in various litigation, arbitration, and regulatory matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a materially adverse effect on the Company's financial position.

10. Commitments, Contingencies, and Guarantees (continued)

Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Benefit Plans and Deferred Compensation Plan

The Company sponsors 401(k) profit-sharing plans (the Plans) in which substantially all of its employees are eligible to participate. These Plans provide for the Company's contributions based on the employees' salaries or a match of employee contributions, as defined.

In addition, the Company sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Under this plan, participants may make assumed investment choices with respect to amounts contributed. Although not required to do so under the plan, the Company invests such contributions in assets that mirror the investment choices. The balances in this plan are subject to the claims of general creditors of the Company. Assets totaling approximately $35.6 million and liabilities totaling approximately $29.6 million are included in other assets and other liabilities, respectively, in the statement of financial condition at December 31, 2008.

12. Net Capital Requirements and Other Regulatory Matters

Newedge USA is subject to the minimum financial requirements of the SEC and the Commodity Futures Trading Commission (CFTC). Under these requirements, Newedge USA must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate customer-related debit items, as defined. Under the CFTC requirements, Newedge USA is required to maintain adjusted net capital equal to the greater of $500,000 or the sum of 8% of the customer risk maintenance margin requirements and 4% of the noncustomer risk maintenance margin requirements, as defined.

At December 31, 2008, Newedge USA had net capital of approximately $2,366.2 million, which was approximately $837.8 million in excess of its net capital requirement.

As a clearing broker-dealer, Newedge USA has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed for each correspondent firm that uses Newedge USA as its clearing broker-dealer to classify its assets held at Fimat USA as allowable assets in the correspondent's net capital computation. At December 31, 2008, Newedge USA met its PAIB reserve requirements.

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

Supplemental Information

Newedge USA, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Thousands of Dollars)

December 31, 2008

Net capital		
Total member's equity	$ 882,695	
Add subordinated debt	1,905,000	
Total capital and allowable subordinated debt		$ 2,787,695
Deductions and/or charges:		
Nonallowable assets:		
Exchange memberships and stock in exchanges	7,212	
Receivables from customers	8,070	
Receivables from affiliates	25,852	
Fixed assets, net of allowable portion of $4,738	58,026	
Deferred compensation plan, net of allowable portion of $29,545	5,978	
Prepaid expenses	18,311	
Net deferred tax assets	30,763	
Other assets	55,749	
Total nonallowable assets	209,961	
Additional charges for customers' and noncustomers' commodity accounts (4% SOV charge, undermargin charges)	21,423	
Aged failed-to-deliver (18 items)	1,454	
Commodity futures contracts and spot commodities proprietary capital charges	62,331	
Other deductions and/or charges (primarily deductions on reverse repurchase agreements and a 5% charge on receivables at foreign brokers)	38,031	
Total deductions and/or charges		(333,200)
Net capital before haircuts		2,454,495
Haircuts on securities		
Trading and investment securities:		
Certificates of deposit and commercial paper	483	
U.S. government obligations	15,381	
Corporate obligations	24,918	
Equities	6,560	
Other securities (money market investments)	38,938	
Undue concentration	–	
Other (uncovered inventory)	2,017	
Total haircuts on securities		(88,297)
Net capital		$ 2,366,198

Newedge USA, LLC

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission (continued)

(Thousands of Dollars)

December 31, 2008

Net capital		$ 2,366,198
Computation of alternative net capital requirement		
Amount of customer risk maintenance margin requirement	$ 16,483,946	
8% of customer risk maintenance margin requirement		1,318,716
Amount of noncustomer risk maintenance margin requirement	5,241,197	
4% of noncustomer risk maintenance margin requirement		209,648
Total alternative net capital requirement		1,528,364
Greater of:		
8% of the customer risk maintenance margin requirement and 4% of the noncustomer risk maintenance margin requirement under the Commodity Exchange Act		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $1,796,845); or minimum dollar net capital requirement of the Company		
Net capital requirement		1,528,364
Excess net capital		$ 837,834
Net capital in excess of 110% of the risk-based capital requirement under the Commodity Exchange Act		$ 684,998

There were no material differences between the audited computation of net capital included above and the corresponding schedule in the Company's unaudited December 31, 2008, Part II FOCUS filing.

Newedge USA, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

(Thousands of Dollars)

December 31, 2008

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 1,345,932	
Monies payable against customers' securities loaned	–	
Customers' securities failed to receive	13,432	
Credit balances in firm accounts which are attributable to principal sales to customers	25,275	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	7,721	
Other – customer-owned securities on deposit with the Options Clearing Corporation to meet customer margin requirements	341,738	
Total credits		$ 1,734,098
Debit balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection, net of deductions	763,658	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	425,403	
Failed to deliver of customers' securities not older than 30 calendar days	256	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	607,528	
Aggregate debit items	1,796,845	
Less 3% (for alternative method)		(53,905)
Total 15c3-3 debits		1,742,940
Reserve computation		
Excess of total debits over total credits		$ 8,842
Amount held on deposit in "Reserve Bank Account(s)," including $150,000 of qualified securities, at end of reporting period		$ 233,283

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2008, Part II FOCUS filing.

Newedge USA, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3.	None

Newedge USA, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

(Thousands of Dollars)

December 31, 2008

Segregation requirement	
Net ledger balance:	
Cash	$ 12,656,850
Securities (at market)	6,379,171
Net unrealized profit in open futures contracts	787,923
Exchange-traded options:	
Add market value of open option contracts purchased on a contract market	35,108,034
Deduct market value of open option contracts sold on a contract market	(34,591,488)
Add accounts liquidating to a deficit and accounts with debit balances – gross amount	281,400
Less amount offset against U.S. Treasury obligations owned by particular customers	(258,002)
	23,398
Amount required to be segregated	20,363,888
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	249,409
Securities representing investment of customers' funds (at market)	7,841,760
Securities held for particular customers or option customers in lieu of cash (at market)	4,025,901
Margins on deposit with clearing organizations of contract markets:	
Cash	3,924,735
Securities representing investment of customers' funds (at market)	2,821,556
Securities held for particular customers or option customers in lieu of cash (at market)	2,353,270
Net settlement from (to) clearing organizations of contract markets	(592,116)
Exchange-traded options:	
Value of open long option contracts	35,108,034
Value of open short option contracts	(34,591,488)
Net equities with other FCMs:	
Net liquidating equity	–
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Total amount in segregation	21,141,061
Excess funds in segregation	$ 777,173

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2008, Part II FOCUS filing.

Newedge USA, LLC

Schedule of Secured Amounts and Funds Held
in Separate Accounts for Foreign Futures and Foreign Options
Customers Pursuant to Commission Regulation 30.7
(Thousands of Dollars)

December 31, 2008

Foreign Futures and Foreign Options Secured Amounts – Summary

I. Check the appropriate box to identify the amount shown below:

- ☐ Secured amounts in only U.S.-domiciled customers' accounts
- ☒ Secured amounts in U.S. and foreign-domiciled customers' accounts
- ☐ Net liquidating equities in all accounts of customers trading on foreign boards of trade
- ☐ Amount required to be set aside pursuant to law, rule, or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

- ☐ Yes
- ☒ No

Amounts to be set aside in separate Section 30.7 accounts		$ 7,425,738
Total secured amounts		
Cash in banks	$ 521,618	
Securities in safekeeping	3,623,056	
Amounts held by members of foreign boards of trade	3,869,843	
Total funds in separate Section 30.7 accounts		8,014,517
Excess funds in separate Section 30.7 accounts		$ 588,779

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2008, Part II FOCUS filing.

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STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION

Newedge USA, LLC *(formerly Fimat USA, LLC)*
(A Delaware Limited Liability Company)
December 31, 2008
With Report of Independent Registered Public
Accounting Firm